04012338

82-2142

invensys

RLS Admin/Letters/2004/0005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

9 January 2004

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

John R W Clayton
Company Secretary

Copy to: Mr. S. Ahmad
Mr. M. Downing

dlw 1/22

"emailalert@hemscott.co.uk" <emailalert
08/01/2004 16:56

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys

RNS Number:0230U
Invensys PLC
08 January 2004

INVENSYS PLC ("the Company")

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Pursuant to Section 198 of the Companies Act 1985, we have today received notification from Legal & General Group Plc, that as at 7 January 2004, they no longer hold a notifiable interest in the capital of the Company.

Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213539

Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 8 January 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

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